

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2014

<u>Via E-mail</u>
Nimish S. Bhatt
Senior Vice President and Chief Financial Officer
Calamos Asset Management, Inc.
2020 Calamos Court
Naperville, Illinois 60563

      Re: Calamos Asset Management, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2012
               Filed March 14, 2013
               File No. 000-51003

Dear Mr. Bhatt:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Angela Connell for

                      Stephanie J. Ciboroski
                      Senior Assistant Chief Accountant